UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                           Encore Capital Group, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                  292554 10 2
                                  -----------
                                 (CUSIP Number)

                                 Stuart I. Rosen
               Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
               ---------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                                 March 21, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Name of Reporting Person        Madison West Associates Corp.
         I.R.S. Identification No.
         of Above Person
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box       (a)
         if a Member of a Group          ---------------------------------------
                                         (b) X
                                         ---------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                              OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of                                  [  ]
         Legal Proceedings is
         Required Pursuant to Items
         2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                            Delaware
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                           None
Shares             -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                      875,881
Owned by Each      -------------------------------------------------------------
Reporting          (9)   Sole Dispositive Power                     None
Person With        -------------------------------------------------------------
                  (10)   Shared Dispositive Power                 875,881
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                             875,881
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate
     Amount in Row (11) Excludes                                     [  ]
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                           3.9%*

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                         CO

* Based on 22,671,314 shares of Common Stock outstanding as of February 20, 2006, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2006.

(1)      Name of Reporting Person        Triarc Companies, Inc.
         I.R.S. Identification No.
         of Above Person
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box       (a)
         if a Member of a Group          ---------------------------------------
                                         (b) X
                                         ---------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                              OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of                                  [  ]
         Legal Proceedings is
         Required Pursuant to Items
         2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                            Delaware
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                           None
Shares             -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                      977,156
Owned by Each      -------------------------------------------------------------
Reporting          (9)   Sole Dispositive Power                     None
Person With        -------------------------------------------------------------
                  (10)   Shared Dispositive Power                 977,156
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                             977,156
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate
     Amount in Row (11) Excludes                                     [  ]
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                           4.3%*

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                         CO

* Based on 22,671,314 shares of Common Stock outstanding as of February 20, 2006, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2006.

(1)      Name of Reporting Person        Nelson Peltz
         I.R.S. Identification No.
         of Above Person
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box       (a)
         if a Member of a Group          ---------------------------------------
                                         (b) X
                                         ---------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                              OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of                                  [  ]
         Legal Proceedings is
         Required Pursuant to Items
         2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                            United States
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                           None
Shares             -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                     1,965,160
Owned by Each      -------------------------------------------------------------
Reporting          (9)   Sole Dispositive Power                      None
Person With        -------------------------------------------------------------
                  (10)   Shared Dispositive Power                1,965,160
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                           1,965,160
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate
     Amount in Row (11) Excludes                                     [  ]
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                           8.7%*

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                         IN

* Based on 22,671,314 shares of Common Stock outstanding as of February 20, 2006, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2006.

(1)      Name of Reporting Person        Peter W. May
         I.R.S. Identification No.
         of Above Person
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box       (a)
         if a Member of a Group          ---------------------------------------
                                         (b) X
                                         ---------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                              OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of                                  [  ]
         Legal Proceedings is
         Required Pursuant to Items
         2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                            United States
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                          15,000
Shares             -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                       977,156
Owned by Each      -------------------------------------------------------------
Reporting          (9)   Sole Dispositive Power                     15,000
Person With        -------------------------------------------------------------
                  (10)   Shared Dispositive Power                  977,156
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                             992,156
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate
     Amount in Row (11) Excludes                                     [  ]
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                           4.4%*

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                         IN

* Based on 22,671,314 shares of Common Stock outstanding as of February 20, 2006, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2006.

(1)      Name of Reporting Person        Neale M. Albert
         I.R.S. Identification No.
         of Above Person
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box       (a)
         if a Member of a Group          ---------------------------------------
                                         (b) X
                                         ---------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                              OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of                                  [  ]
         Legal Proceedings is
         Required Pursuant to Items
         2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                            United States
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                           None
Shares             -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                       43,635
Owned by Each      -------------------------------------------------------------
Reporting          (9)   Sole Dispositive Power                      None
Person With        -------------------------------------------------------------
                  (10)   Shared Dispositive Power                  43,635
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                              43,635
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate
     Amount in Row (11) Excludes                                     [  ]
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                           0.2%*

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                         IN

* Based on 22,671,314 shares of Common Stock outstanding as of February 20, 2006, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2006.

Amendment No. 11 to Schedule 13D


     This Amendment No. 11 to Schedule 13D amends the Schedule 13D originally filed on March 4, 2002 (the "Original Statement"), as supplemented and amended by Amendment No. 1, dated October 31, 2002, Amendment No. 2, dated September 4, 2003, Amendment No. 3, dated September 29, 2003, Amendment No. 4 dated October 9, 2003, Amendment No. 5 dated October 16, 2003 and Amendment No. 6 dated December 23, 2004, Amendment No. 7 dated January 20, 2005, Amendment No. 8 dated May 12, 2005, Amendment No. 9 dated June 17, 2005 and Amendment No. 10 dated January 23, 2006 (the Original Statement, as so amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 2.   Identity and Background

          Schedules I and II are hereby amended and restated as set forth herein and are incorporated herein by reference.

Item 4.   Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended by adding the following:

     On March 21, 2006, Madison West and the Peltz LP each filed a Form 144 with the Securities and Exchange Commission with respect to the proposed sale of up to 220,919 shares of Common Stock by Madison West and up to 229,655 shares of Common Stock by the Peltz LP, respectively. On March 21, Madison West sold a total of 220,919 shares of Common Stock and the Peltz LP sold a total of 229,655 shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

          Paragraphs (i), (ii) (iv) and (v) of Part (a)-(b) of Item 5 are amended and restated to read in their entirety as follows:

          (i) Pursuant to Rule 13d-3 of the Exchange Act, Madison West may be deemed the beneficial owner of 875,881 shares of Common Stock, which constitute approximately 3.9% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,671,314 shares of Common Stock outstanding as of February 20, 2006, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2006). Madison West shares with Triarc, Mr. Peltz and Mr. May voting and dispositive power over the 875,881 shares of Common Stock directly owned by Madison West;

          (ii) Pursuant to Rule 13d-3 of the Exchange Act, Triarc may be deemed the beneficial owner of 977,156 shares of Common Stock, including (i) 875,881 shares of Common Stock directly owned by Madison West and (ii) 101,275 shares of Common Stock directly owned by Triarc. The aggregate holdings of Triarc constitute approximately 4.3% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,671,314 shares of Common Stock outstanding as of February 20, 2006, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on March 15,
     2006). Triarc shares with Madison West, Mr. Peltz and Mr. May voting and dispositive power over the 875,881 shares of Common Stock directly owned by Madison West and shares with Mr. Peltz and Mr. May voting and dispositive power over the 101,275 shares of Common Stock directly owned by Triarc;

          (iv) On May 9, 2004 Mr. Peltz transferred all of his general partnership interests in the Peltz LP to Claudia Peltz, his wife, as a result of which Mrs. Peltz became the sole general partner of the Peltz LP. Immediately thereafter, Mrs. Peltz contributed all of the general partnership interests in the Peltz LP to a limited liability company of which she is the sole member. On January 23, 2006, the Peltz LP pledged 1,174,024 shares of Common Stock to a third party brokerage firm as security for a margin account. On March 21, 2006, 229,655 of the shares owned by the Peltz LP were sold. Accordingly, Mr. Peltz may be deemed to beneficially own 944,369 shares of Common Stock directly owned by the Peltz LP. As a co-trustee of the Peltz Family Foundation, Mr. Peltz shares voting and dispositive power over of the 43,635 shares of Common Stock directly owned by the Peltz Family Foundation. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own, in the aggregate, approximately 45.1% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 23,964,599 shares of Class A Common Stock and 52,472,346 shares of Class B Common Stock of Triarc outstanding as of October 31, 2005, as reported in Triarc's Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2005), and thus Mr. Peltz shares voting and dispositive power with Triarc and Mr. May over the 977,156 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 944,369 shares of Common Stock directly owned by the Peltz LP, (ii) the 43,635 shares of Common Stock directly owned by the Peltz Family Foundation and
     (iii) the 977,156 shares of Common Stock beneficially owned by Triarc, which, in the aggregate, constitute approximately 8.7% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,671,314 shares of Common Stock outstanding as of February 20, 2006, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on March 15,
     2006). Mr. Peltz disclaims beneficial ownership of such shares;

          (v) Mr. May beneficially owns 15,000 shares of Common Stock that he acquired through a brokerage transaction and has sole voting and dispositive power over such shares. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own approximately 45.1% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 23,964,599 shares of Class A Common Stock and 52,472,346 shares of Class B Common Stock of Triarc outstanding as of October 31, 2005, as reported in Triarc's Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2005), and thus, Mr. May shares with Triarc and Mr. Peltz voting and dispositive power over the 977,156 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. May may be deemed the beneficial owner of (i) the 977,156 shares of Common Stock beneficially owned by Triarc, and (ii) the 15,000 shares of Common Stock owned directly by Mr. May, which, in the aggregate, constitute approximately 4.4% of the Company's outstanding shares of Common Stock Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,671,314 shares of Common Stock outstanding as of February 20, 2006, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2006). Mr. May disclaims beneficial ownership of all such shares other than the 15,000 shares of Common Stock that he owns directly;

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  March 28, 2006

                                  MADISON WEST ASSOCIATES CORP.



                                  By: /s/STUART I. ROSEN
                                      ------------------------------------------
                                      Name:  Stuart I. Rosen
                                      Title: Senior Vice President and Secretary


                                  TRIARC COMPANIES, INC.



                                  By: /s/STUART I. ROSEN
                                      ------------------------------------------
                                      Name:  Stuart I. Rosen
                                      Title: Senior Vice President and Secretary


                                  /S/NELSON PELTZ
                                  ----------------------------------------------
                                  Nelson Peltz


                                  /S/PETER W. MAY
                                  ----------------------------------------------
                                  Peter W. May


                                  /S/NEALE M. ALBERT
                                  ----------------------------------------------
                                  Neale M. Albert

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

          Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)

------------------------------- --------------------- --------------------------------- -------------------------
Name                            Citizenship           Residence or Business Address     Beneficial Ownership
------------------------------- --------------------- --------------------------------- -------------------------
Hugh L. Carey                   USA                   805 Third Avenue
                                                      New York, NY 10022                           0
------------------------------- --------------------- --------------------------------- -------------------------
Clive Chajet                    USA                   575 Madison Avenue,
                                                      New York, NY  10022                          0
------------------------------- --------------------- --------------------------------- -------------------------
Joseph A. Levato                USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Gregory H. Sachs                USA                   8700 West Bryn Mawr, 12th Fl.
                                                      Chicago, IL  60631                           0
------------------------------- --------------------- --------------------------------- -------------------------
David E. Schwab II              USA                   1133 Avenue of the Americas
                                                      New York, NY 10036                           0
------------------------------- --------------------- --------------------------------- -------------------------
Raymond S. Troubh               USA                   10 Rockefeller Plaza
                                                      New York, NY  10020                          0
------------------------------- --------------------- --------------------------------- -------------------------
Gerald Tsai, Jr.                USA                   200 Park Avenue
                                                      New York, NY  10166                          0
------------------------------- --------------------- --------------------------------- -------------------------
Jack G. Wasserman               USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Edward Garden                   USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Russell V. Umphenour, Jr.       USA                   5995 Barfield Road
                                                      Atlanta, GA  30328                           0
------------------------------- --------------------- --------------------------------- -------------------------
Brian L. Schorr                 USA                   280 Park Avenue
                                                      New York, NY  10017                    5,008 (2) (3)
------------------------------- --------------------- --------------------------------- -------------------------
Francis T. McCarron             USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Greg Essner                     USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Stuart I. Rosen                 USA                   280 Park Avenue
                                                      New York, NY  10017                      22,000 (2)
------------------------------- --------------------- --------------------------------- -------------------------
Fred H. Schaefer                USA                   280 Park Avenue
                                                      New York, NY  10017                      50,000 (2)
------------------------------- --------------------- --------------------------------- -------------------------
Anne A. Tarbell                 USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Douglas N. Benham               USA                   1155 Perimeter Center West
                                                      Atlanta, Georgia 30338                       0
------------------------------- --------------------- --------------------------------- -------------------------

1)   To the best knowledge of the Reporting  Persons,  except where  otherwise  noted,  each of the directors and executive  officers of Triarc  listed  above (i) funded their  purchase of shares of Common  Stock  reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting  and  dispositive  power  over the  shares  listed on this  Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2)   Consists of Common Stock.

3)   The shares reported herein are held by Mr. Schorr's wife, as to which shares Mr. Schorr disclaims beneficial ownership.

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.


         Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Madison West.
(1)

---------------------------- -------------------------- -------------------------- --------------------------
Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address
---------------------------- -------------------------- -------------------------- --------------------------
Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017                   0
---------------------------- -------------------------- -------------------------- --------------------------
Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017                5,008 (2)
---------------------------- -------------------------- -------------------------- --------------------------
Greg Essner                  USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               22,000 (2)
---------------------------- -------------------------- -------------------------- --------------------------
Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (2)
---------------------------- -------------------------- -------------------------- --------------------------
Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------

1)   To the best knowledge of the Reporting  Persons,  except where otherwise noted, each of the directors and executive  officers of Madison  West listed  above (i) funded  their  purchase of shares of Common  Stock reported  herein from personal funds;  (ii) acquired the shares of Common Stock for investment  purposes;
     and (iii) has sole voting and dispositive power over the shares listed on this Schedule II.

2)   See Schedule I.